

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

>   **Re: SeqLL, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 7, 2023**
>   **File No. 001-40760**

Dear Daniel Jones:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A Filed August 7, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 47

1.   Please update the pro forma information as of the date of the most recent financial statements included in the proxy statement. Refer to Rule 11-02(c)(1) of Regulation S-X.

Financial Statements
Lyneer Investments LLC, page F-1

2.   Please note the requirement to update target company financial statements is based on the registrant's obligation to update under Rule 8-08 of Regulation S-X. Therefore, please update the financial statements of Lyneer Investments LLC as of and for the six months ended June 30, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric M. Hellige